FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]

                           [GRUPO PAO DE ACUCAR LOGO]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                               PUBLIC HELD COMPANY
                         CNPJ/MF n(0)47.508.411/0001-56


                EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETINGS


The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are hereby invited to meet in the Extraordinary and Ordinary General Meetings to be held in a first session at the Company's headquarters located at Avenida Brigadeiro Luiz Antonio, n(0) 3126, Sao Paulo, Sao Paulo, at 5:00 p.m. on April 29, 2002, with the following agenda:

ORDINARY SHAREHOLDERS' MEETING:

a) Examine and resolve on the Financial Statements related to the fiscal year ended December 31, 2001;

b) Discuss the distribution of the earnings for the fiscal year ended December 31, 2001;

c) Elect the members of the Board of Directors and of the Legal Council and their respective remuneration; and

d)   Resolve on the annual overall management remuneration.


EXTRAORDINARY SHAREHOLDERS' MEETING:

a) Discuss and decide upon the management proposal to capitalize the reserves for expansion and capital expenditures, and the consequent increase in the Company's authorized capital stock to R$ 2.747.364.013,01, without the issue of new shares; and

b) Change the wording of Article 4 of the by-laws, related to the authorized capital stock.

Pursuant to Article 3 of CVM Instruction 165/91, modified by CVM Instruction 282/98, a minimum stake of 5% in the voting capital is necessary to apply for the multiple vote system.

Pursuant to Articles 133 and 135 of Law 6404/76, copies of the documents listed below are available to shareholders in the Company's head office:
-  Company's Management Report,
-  Financial Statements,
-  Independent Auditors' Opinion,
- Management Proposal on the distribution of the earnings for the fiscal year ended December 31, 2001, and
- Management Proposal on the capitalization of the reserve for expansion and capital expenditures and, as a result, the change of wording of Article 4 of the by-laws.

                            Sao Paulo, April 11, 2002

                            VALENTIM DOS SANTOS DINIZ
                       Chairman of the Board of Directors
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: April 11, 2002          By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director